Exhibit 99.1

U Power Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

SHANGHAI, Apr. 24, 2024 /PRNewswire/ -- U Power Limited (Nasdaq: UCAR) (the "Company" or "U Power"), a vehicle sourcing services provider with a vision to becoming a comprehensive EV battery power solution provider in China, today announced that it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), dated April 19, 2024, informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the "Rule") for continued listing on the Nasdaq Capital Market. Additionally, in application of Listing Rule 5815(d)(4)(B), the Company will be subject to a mandatory panel monitor for a period of one year from the date of this letter. If, within the one-year monitoring period, Nasdaq finds the Company again out of compliance with the Rule, Nasdaq will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial panel or a newly convened hearings panel if the initial panel is unavailable.

About U Power Limited

U Power Limited is a vehicle sourcing services provider, with a vision to becoming an EV market player primarily focused on its proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. Since its operation in 2013, the Company has established a vehicle sourcing network in China's lower-tier cities. The Company has developed two types of battery-swapping stations for compatible EVs and is operating one manufacturing factory in Zibo City, Shandong Province, China. For more information, please visit the Company's website: http://ir.upincar.com/.

Forward-Looking Statements

This press release may contain "forward-looking statements". Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "could," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "propose," "potential," "continue" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

Contact

U Power Limited

Investor Relations Department

Email: ir@upincar.com

Robin Yang, Partner

ICR, LLC

Email: UPower.IR@icrinc.com

Phone: +1 (212) 475-0415